Exhibit 99.1

(1) On December 18, 2003, pursuant to an Exchange Agreement dated July 31, 2003 (the “Exchange Agreement”), by and among Allied Waste Industries, Inc. (“Allied Waste”) and the other parties thereto including the Apollo Funds (as defined in note (2)), each share of Convertible Preferred Stock held by the Apollo Funds was exchanged for 110.5 shares of Common Stock of Allied Waste. Prior to the exchange, each of AIF III, Overseas III, Apollo UK, AIF IV and AW LLC (the foregoing are each defined in note (2)) were record holders of shares of Convertible Preferred Stock.